Code of Business Conduct

Evolving Systems, Inc.

Letter from Matthew Stecker, Chief Executive Officer

Our reputation as a company that does business with honesty, integrity and professionalism is vital to our success. To help provide direction for decision-making, Evolving Systems has defined a clear set of corporate policies for our employees and our Board of Directors. We must each comply not only with the letter of these policies but also their spirit. We should be proud of our organization, not only because of the quality of our products and services, but also because of how we conduct business. Integrity and ethical behavior involve more than simply meeting legal requirements – it means doing the right things in the right way.

This Code of Business Conduct (the “Code”) contains certain key Company policies and guidelines to help each of us focus on the duty we owe to each other, our shareholders, customers, and others with whom we do business. In addition to this Code, we have adopted an additional Code of Ethics applicable to those Employees serving in a finance, accounting, treasury or tax role.

Please familiarize yourself with the principles expressed in this Code and engage your supervisors and co-workers in making sure that our commitment to compliance and integrity is met in all areas of our business. If you are uncertain about what is appropriate behavior or have questions of an ethics or compliance nature, I encourage you to discuss your concerns with your supervisor, the Company’s Senior Vice President of Finance, who serves as our Compliance Officer, or one of the many other resources available to assist you as described in this Code.

Our customers and our stockholders expect us to deliver the best products and services. They also expect us to conduct ourselves ethically and responsibly. The stakes are high, and we must exceed expectations.

Matthew Stecker, Chief Executive Officer

Evolving Systems, Inc., 9800 Pyramid Court, Suite 400, Englewood, Colorado 80112 USA	www.evolving.com	P a g e | 1 o f 1 6

1    General

1.1    Responsibility to Act in a Lawful and Ethical Manner.

All Employees and members of our Board of Directors have a responsibility to act in a lawful and ethical manner and to understand and follow this Code. This Code contains key Company guidelines and policies, and is one element in our effort to ensure lawful and ethical conduct on the part of the Company, its Directors and its Employees. Another element in our effort to ensure lawful and ethical conduct is Evolving Systems’ Anonymous Helpline, which has been set up to enable Employees to report improper conduct. Details about the Helpline are set forth below in the section “Reporting Suspected Non-compliance.”

1.2    What Does this Code Contain?

Summarized below are certain laws and related policies and procedures that are particularly important to Evolving Systems’ business and the preservation of its good name and reputation. This Code reflects general principles to guide us in making ethical decisions and is not intended to address every specific situation that may arise. This Code does not replace existing Company guidelines and policies, such as those guidelines contained in Evolving Systems’ Employee Handbook and other documents and agreements with employees. This Code should be read and taken together with Evolving Systems’ existing Company guidelines and policies.

1.2.1    Who Must Follow this Code?

This Code applies to all employees of Evolving Systems (“Employees”) and non-employee directors (“Directors”).

We strongly encourage dialogue among Employees and their managers to make everyone aware of situations that give rise to ethical questions and to articulate acceptable ways of handling those situations.

Employees are expected to comply with this Code and other existing Company guidelines and policies, and have a duty and obligation to report violations of applicable laws or this Code. All Employees are asked to sign a pledge to adhere to these guidelines when they join the Company.

1.3    What if I Don’t Comply with this Code?

Failure to comply with the standards contained in this Code and other Company guidelines and policies can have severe consequences for both the individual involved and Evolving Systems. In addition to potentially damaging Evolving Systems’ good name, trade and customer relations and business opportunities, conduct that violates this Code and other Company guidelines may also violate federal, state and local laws. These violations can subject the individual involved to prosecution, imprisonment and fines. Also, violation of these policies could subject an Employee to disciplinary action, up to and including termination of employment. Nothing in this Code prohibits or restricts Evolving Systems from

Evolving Systems, Inc., 9800 Pyramid Court, Suite 400, Englewood, Colorado 80112 USA	www.evolving.com	P a g e | 2 o f 1 6

taking any disciplinary action on any matters pertaining to Employee conduct, whether or not they are expressly discussed in this document.

This Code is not intended to create any expressed or implied contract with any Employee or third party. In particular, nothing in this document creates any employment contract between Evolving Systems and any of its Employees.

1.4    Who is Responsible for Interpreting this Code?

The Company’s Board of Directors has the exclusive responsibility for the final interpretation of this Code. This Code may be revised, changed or amended at any time by the Board of Directors of Evolving Systems.

2    Conflicts of interest

We recognize that Employees and Directors may take part in legitimate financial, business and other activities outside of their positions with the Company. However, those activities must be lawful and must not conflict, or create an appearance of a conflict, with their responsibilities to the Company.

Employees and Directors must not misuse Evolving Systems’ resources or influence, or discredit the Company’s good name and reputation. Employees and Directors must act in the best interest of Evolving Systems and avoid any personal activity, investment or association that could interfere with or that could appear to interfere with good judgment concerning Evolving Systems’ best interests. We may not use Evolving Systems’ property, information, or our position for personal gain, including by taking opportunities for ourselves discovered through the use of Company property, information or our position at Evolving Systems. We should avoid even the appearance of such a conflict.

2.1    What are Some Examples of Possible Conflicts of Interest?

For example, there is a likely conflict of interest if you:

•    Cause the Company to engage in business transactions with relatives or close personal friends;

•    Use non-public Company, client or vendor information for personal gain by you, relatives or friends (including securities transactions based on such information);

•    Are an Employee and “freelance” or “moonlight” where you may be tempted to spend time on that job during your normal Evolving Systems working hours or to use the Company’s equipment or materials. All free-lance or moonlighting activities by Employees require the prior written approval of your manager, the senior manager or officer of your organizational unit and Evolving Systems’ Compliance Officer. Employees who free-lance or moonlight may not use Evolving Systems’ time, facilities, resources, or supplies for such work;

•    Have a financial interest in the Company’s suppliers or competitors;

•    Compete, or prepare to compete, with the Company while still employed by the Company or serving on the Company’s Board of Directors;

•    Accept an offer to purchase “friends and family stock” in a company issuing shares through an initial public offering (IPO) if you interface with that company in your Evolving Systems business;

Evolving Systems, Inc., 9800 Pyramid Court, Suite 400, Englewood, Colorado 80112 USA	www.evolving.com	P a g e | 3 o f 1 6

•    Involve yourself in preferential hiring of, direct supervision of, or making a promotion decision about a spouse, relative, or close personal friend;

•    Engage in a romantic or other personal relationship that may create a conflict of interest with your responsibilities or compromise Company interests.

There are other situations in which a conflict of interest may arise. If you become aware of any material transaction or relationship that could reasonably be expected to give rise to such a conflict of interest, or if you have concerns about any situation, follow the steps outlined in the section titled “Reporting Ethical Violations.”

3    Falsifying records

Falsifying any Company, customer or third-party record, including covering up a mistake or backdating a document, is prohibited. Mistakes should not be covered up, but should immediately be fully disclosed and corrected.

4    Fair dealing

No Employee or Director should take unfair advantage of any person or entity through manipulation, concealment, fraud, abuse of privileged information, misrepresentation of material facts, innuendo or any other unfair-dealing practice.

5    Gifts, bribes, and kickbacks

The Company is subject to a number of laws and regulations that prohibit bribery, in particular, the U.S. Foreign Corrupt Practices Act, commonly known as the “FCPA” and the U.K. Bribery Act 2010 (the “Anti- Bribery Act”). While the FCPA prohibits bribery of foreign officials, political parties or candidates for public office for the purpose of obtaining or retaining business, the Anti-Bribery Act prohibitions apply to both commercial bribery and bribery of domestic and foreign public officials. Violation of the FCPA or the Anti-Bribery Act can result in both criminal and civil penalties against the individual employee as well as the Company.

The Company has strict policies in place to comply with the FCPA and the Anti-Bribery Act. Other than nominal gifts, generally gifts less than $100, given or received in the normal course of business (including travel or entertainment), neither you nor your relatives may give gifts to or receive gifts from persons doing business with Evolving Systems. This dollar limit is intended to serve as a guideline, and Employees are urged to consult with their manager, or vice president responsible for their organizational unit, and Evolving Systems’ Compliance Officer, before giving or accepting any gifts of more than nominal value.

Gifts of any amount should never be solicited. A gift of cash or securities should never be given or accepted. In no event should an Employee or Director put the Company or himself or herself in a position that would be embarrassing if the gift were made public.

Evolving Systems, Inc., 9800 Pyramid Court, Suite 400, Englewood, Colorado 80112 USA	www.evolving.com	P a g e | 4 o f 1 6

In some international business transactions, it is customary and lawful for business leaders in a host country to give gifts to employees. These gifts may be of more than nominal value and under the circumstances returning the gifts or paying for them may be an affront to the giver. In such a situation, the gift must be reported to Evolving Systems’ Compliance Officer. In some cases, the gift may be retained by the Company, at Evolving Systems’ sole discretion, and not the individual Employee.

Special care should be taken when dealing with agents and partners in foreign countries, for example, resellers or subcontractors who deal with customers on our behalf. The Company may be held responsible for their activities and while certain facilitating payments may be considered customary under local law, such payments may violate the FCPA or the Anti-Bribery Act. All agents and partners must be thoroughly vetted and instructed with respect to the Company’s strict policies prohibiting payment of bribes or accepting kickbacks.

Any Employee who is found to have paid or received a bribe or kickback is subject to immediate termination of employment and will be reported, as warranted, to the appropriate authorities. A kickback or bribe includes any item intended to improperly obtain favorable treatment.

6    Entertainment

Normal business entertainment such as lunch, dinner, theater, a sporting event, and the like, is appropriate if of a reasonable nature and if offered or accepted in the course of a meeting or another occasion, the purpose of which is to hold bona fide business discussions or to foster better business relations. The Company’s Compliance Officer can assist you in evaluating the reasonableness of business entertainment expenses.

7    Company Assets

All Employees and Directors are responsible for the proper use of and safeguarding Evolving Systems’ assets, including its physical resources and property, as well as its proprietary and other confidential information and trademarks. Reasonable incidental use of Company telephones, computers or other equipment is permitted.

8    Company Proprietary and Other Confidential Information

8.1    What is Confidential Information?

“Confidential Information” refers to information that is not available to the public (or that someone would expect to be non-public), and that might give the holder of the information a competitive advantage over a third party. For example, Company Confidential Information includes:

•    Information marked as “Confidential,” “Proprietary,” “Trade Secrets,” or with a similar marking;

•    Information relating to current and future business plans, strategies and methods, including service offerings, divestitures, mergers, acquisitions, and marketing and sales plans and data;

Evolving Systems, Inc., 9800 Pyramid Court, Suite 400, Englewood, Colorado 80112 USA	www.evolving.com	P a g e | 5 o f 1 6

•    Information relating to hiring decisions, and to current, former and prospective employees;

•    Technical and engineering information, specifications, and data;

•    Financial reports and data that have not been made public; and

•    Any information of the type described above that is received from any other person.

Evolving Systems operates in many different and extremely competitive markets. We should be aware that in any competitive environment, proprietary and confidential information and trade secrets must be safeguarded in the same way that all other important Company assets are protected. Information concerning pricing, products and services that are being developed, and other such trade secrets, including information pertaining to any prospective company acquisition or divestiture, must be held in the strictest confidence, and reasonable prudence and care should be exercised in dealing with such information in order to avoid inadvertent or inappropriate disclosure. This also applies to confidential information we receive from our customers.

8.2    How do I Protect Confidential Information?

You should exercise care when discussing Evolving Systems’ matters in the presence of third parties, and you must not disclose any Company Confidential Information without the protection of a confidentiality agreement that reasonably protects such Confidential Information. Keep in mind that only an officer of the Company or an attorney in the Legal Department are authorized to sign confidentiality agreements on behalf of Evolving Systems. Confidential Information must not be used in any way other than as required in performing your duties as an Employee or Director, and should never be disclosed for personal profit or for the advantage of yourself or anyone else.

Our technology represents a valuable corporate asset. All Employees and Directors must use no less than reasonable care to protect the integrity of Evolving Systems’ technology. This means that we should refrain from using, copying or distributing Evolving Systems’ or third-party software or technology without specific authorization, or for purposes other than to perform our assigned responsibilities. In addition, we should not knowingly use or discuss Company or third-party software or other technology unless authorized to do so. If we have Company or third-party software or technology, we may not distribute or disclose such software and technology unless authorized to do so. In all cases, we must use third party software and technology only within the terms of the license agreement for such software and technology.

All files, records and reports acquired or created in the course of your employment or your tenure on the Board of Directors are the property of Evolving Systems. Employees must also abide by the provisions of Evolving Systems’ Confidential and Proprietary Information Policy.

8.3    What Should I do if a Third Party Wants to Provide Me with Confidential Information?

You generally should contact the Legal Department before accepting any Confidential Information from any third party. If you have third party Confidential Information, you must take reasonable care to observe the terms of any agreement under which Confidential Information has been received from the third party, and not to violate the rights of the third party. Particular care should be taken when dealing with competitors and former Employees. Never knowingly request, accept, use, or disclose the

Evolving Systems, Inc., 9800 Pyramid Court, Suite 400, Englewood, Colorado 80112 USA	www.evolving.com	P a g e | 6 o f 1 6

Confidential Information of these parties unless you have consulted with the Legal Department. In addition, do not disclose, or induce any other Employee to disclose, any former employer’s Confidential Information, and never ask a third party to violate a non-compete or non-disclosure agreement.

If you are involved in the design, development, testing, modification or maintenance of Company software or other technology, you should refrain from including any third party Confidential Information or other software or technology in the software or technology that you develop for the Company, and from intentionally designing any Company technology to duplicate or emulate any third-party technology.

9    Trademarks, Service Marks, and Copyrights

Trademarks and service marks – words, slogans, symbols, logos or other devices used to identify a particular source of goods or services – are important business tools and valuable assets which require care in their use and treatment. No Employee may negotiate or enter into any agreement respecting Evolving Systems’ trademarks, service marks or logos without first consulting the Legal Department. Evolving Systems also respects the trademark rights of others and any proposed name of a new product, financial instrument or service intended to be sold or rendered to customers must be submitted to the Legal Department for clearance prior to its adoption and use. Similarly, using the trademark or service mark of another company, even one with whom Evolving Systems has a business relationship, always requires clearance or approval by our Legal Department, to ensure that the use of that other company's mark is proper.

We must avoid the unauthorized use of copyrighted materials of others and should confer with the Legal Department if we have any questions regarding the permissibility of photocopying, excerpting, electronically copying or otherwise using copyrighted materials. In addition, simply because material is available for copying, such as matter downloaded from the Internet, does not mean that it is automatically permissible to copy or re-circulate (by, for example, email or posting to an intranet facility). All copies of work that are authorized to be made available for ultimate distribution to the public, including all machine-readable works such as computer software, must bear the prescribed form of copyright notice. In order to assure that proper software licenses are in place for all software being used in Company business, the Company has policies in place concerning software that may be installed on Company equipment.  All Employees are expected to comply with those policies.

Evolving Systems is legally entitled to all rights in ideas, inventions and works of authorship relating to its business that are made by Employees during the scope of their employment with Evolving Systems or using the resources of the Company ("Employee Developments"). As a condition of employment, all Employees are required to promptly disclose all Employee Developments to their manager, and to execute the necessary documentation to transfer all Employee Developments to Evolving Systems to evidence their ownership, or to obtain legal protection for them.

10    Compliance with Laws

In conducting our business, Evolving Systems and every Employee and Director must obey and comply with applicable laws, rules and regulations. It is our responsibility to be aware of those laws, rules and regulations and to comply with the legal requirements affecting us and our position with the Company.

Evolving Systems, Inc., 9800 Pyramid Court, Suite 400, Englewood, Colorado 80112 USA	www.evolving.com	P a g e | 7 o f 1 6

If you have any questions regarding compliance with any law, rule or regulation, you should call the Legal Department immediately for advice – but remember that compliance with this Code and applicable laws, rules and regulations is your responsibility.

10.1    Securities Laws

Employees and Directors must comply with Evolving Systems’ Insider Trading Policy, and may not trade in (or even recommend) Evolving Systems stock based on inside information. "Insider Trading" is the purchase or sale of a publicly traded security while in possession of important non-public information about the issuer of the security. Such information includes, for example, non-public information on Company earnings, significant gains or losses of business, or the hiring, firing or resignation of a Director or Officer of the Company. Insider Trading, as well as "tipping," which is communicating such information to anyone who might use it to purchase or sell securities, are prohibited by the securities laws. When in doubt, information obtained as an Employee or Director of the Company should be presumed to be important and not public.

Officers and Directors, as well as certain Employees of the Company, are also subject to the Company’s trading “Blackout Rules” which prohibit trading in the Company’s stock during certain times of the year and require that trades be pre-cleared by the Company’s Compliance Officer. Those subject to these rules will be notified by the Company’s Compliance Officer and will be provided with a copy of the Company’s Trading Blackout Policy. In addition, Officers and Directors of the Company are subject to certain reporting requirements by the Securities and Exchange Commission (SEC).

Each Officer and Director has the responsibility to familiarize himself or herself with the SEC reporting requirements and to cooperate with the Company’s Compliance Officer in filing all required reports.

Employees and Directors who have questions pertaining to the sale or purchase of a security under circumstances that might involve Confidential Information or securities laws should consult with Evolving Systems’ Compliance Officer. The Compliance Officer may refer individuals to their personal attorneys.

10.2    Antitrust Laws

The federal government, most state governments, the European Economic Community and many foreign governments have enacted antitrust or "competition" laws. These laws prohibit "restraints of trade,” which means certain conduct involving competitors, customers or suppliers in the marketplace. Their purpose is to ensure that markets for goods and services operate competitively and efficiently, so that customers enjoy the benefit of open competition among their suppliers and sellers similarly benefit from competition among their purchasers. In the United States and some other jurisdictions, violations of the antitrust laws can lead to substantial civil liability – triple the actual economic damages to a plaintiff. Moreover, violations of the antitrust laws are often treated as criminal acts that can result in felony convictions of both corporate officers and the individual employee involved in the conduct.

Strict compliance with antitrust and competition laws around the world is essential. These laws are very complex. Some types of conduct are always illegal under the antitrust laws of the United States and many other countries.

Evolving Systems, Inc., 9800 Pyramid Court, Suite 400, Englewood, Colorado 80112 USA	www.evolving.com	P a g e | 8 o f 1 6

Employees and other representatives of the Company must be alert to avoid even the appearance of such conduct. These are:

10.2.1    Agreements with competitors:

a)    to set prices or any other economic terms of the sale, purchase or license of goods or services, to use a common method of setting prices, or to set any conditions of sale or purchase;

b)    on any terms of a bid or whether or not to bid;

c)    to allocate or limit customers, geographic territories, products or services, or not to solicit business from each other in one or more ways;

d)    not to do business with (to "boycott") one or more customers, suppliers, licensors or licensees; and

e)    to limit production volume or research and development, to refrain from certain types of selling or marketing of goods or services, or to limit or standardize the features of products or services.

10.2.2    Agreements with customers or licensees on the minimum resale price or price levels (e.g., discounts) of the Company's goods or services.

Other activities are not absolutely illegal, but may be legal in some market situations and illegal in others. Some of these types of conduct involve agreements with third parties such as competitors, customers, suppliers, licensees or licensors. Others involve unilateral actions that may result in claims that Evolving Systems has monopolized or attempted to monopolize a market.

These types of conduct are described below:

a)    "Predatory" pricing, or pricing below some level of cost, with the effect of driving at least some competition from the market;

b)    Exclusive dealing arrangements that require customers or licensees not to deal in the goods or services of the Company's competitors;

c)    Reciprocal purchase agreements that condition the purchase of a product on the seller's agreement to buy products from the other party;

d)    "Tying" arrangements, in which a seller conditions its agreement to sell a product or service that the buyer wants on the buyer's agreement to purchase a second product that the buyer would prefer not to buy or to buy elsewhere on better terms;

e)    "Bundling" or market share discounts in which the final price depends on the customer's purchase of multiple products or on allocating a specified percentage of its total purchases to the Company's products;

f)    "Price discrimination," or selling to different purchasers of the Company's products at different prices or on other different economic terms of the purchase, or offering different promotional allowances or services in connection with the customer's resale of the products, without complying with the specific exceptions permitted under the law; and

g)    Agreements with customers or licensees on the maximum resale price or price levels of the Company's goods or services.

Evolving Systems, Inc., 9800 Pyramid Court, Suite 400, Englewood, Colorado 80112 USA	www.evolving.com	P a g e | 9 o f 1 6

This Code is not intended as a comprehensive review of the antitrust laws, and is not a substitute for expert advice. If you have questions concerning a specific situation, you should contact Evolving Systems’ Compliance Officer or an attorney in the Legal Department before taking action.

10.3    Business Practices Outside of the United States

Laws and customs vary throughout the world, but all employees must uphold the integrity of the Company in other nations as diligently as they would do so in the United States or the United Kingdom. When conducting business in other countries, it is imperative that Employees be sensitive to foreign legal requirements and United States laws that apply to foreign operations, including the Foreign Corrupt Practices Act and the UK’s Anti-Bribery Act. You should contact Evolving Systems’ Compliance Officer or an attorney in the Legal Department if you have any questions concerning a specific situation.

10.4    Export Laws, Sanctions, and Trade Embargoes; Anti- Boycott Regulations

The United States government uses export and import laws and regulations, economic sanctions and trade embargoes to further various foreign policy and national security objectives. Employees must abide by all export and import laws and regulations, economic sanctions or trade embargoes that the United States has adopted, whether they apply to foreign countries, political organizations or particular foreign individuals and entities. In addition, the United States government has enacted legislation to prevent U.S. persons (including the Company and its subsidiaries) from complying with certain boycotts that conflict with U.S. foreign policy. For example, the Company may not enter into an agreement refusing to do business in Israel or furnish information about relationships it may have with Israeli-based companies. Inquiries regarding whether a transaction on behalf of Evolving Systems complies with applicable export or import laws and regulations, sanctions and trade embargo programs should be referred to Evolving Systems’ Compliance Officer or an attorney in the Legal Department.

10.5    Books and Records

All Employees with management responsibility should establish and implement appropriate internal accounting controls over all areas of their responsibility to ensure the safeguarding of Company assets and the accuracy of its financial records and reports. Evolving Systems has adopted controls in accordance with internal needs and the requirements of applicable laws and regulations. These established accounting practices and procedures must be followed to assure the complete and accurate recording of all transactions. All Employees, within their areas of responsibility, are expected to adhere to these procedures, as directed by appropriate Company Employees.

Any accounting adjustments that materially depart from generally accepted accounting policies (GAAP) must be approved by Evolving Systems’ Chief Financial Officer and the audit committee of the Board of Directors, and reported to the Company's independent auditors.

In addition, all material off-balance-sheet transactions, arrangements and obligations, contingent or otherwise, and other relationships of the Company with unconsolidated entities or other persons that may have material current or future effects on the financial condition, changes in financial condition,

Evolving Systems, Inc., 9800 Pyramid Court, Suite 400, Englewood, Colorado 80112 USA	www.evolving.com	P a g e | 10 o f 1 6

results of operations, liquidity, capital expenditures, capital resources or significant components of revenues or expenses must be disclosed to Evolving Systems’ Senior Vice President of Finance, the audit committee of the Board of Directors and the Company's independent auditors.

No Employee may interfere with or seek to improperly influence, directly or indirectly, the auditing of the Company's financial records.   Violation of these provisions shall result in disciplinary action, up to and including termination, and may also subject the violator to substantial civil and criminal liability.

If you become aware of any improper transaction or accounting practice concerning the resources of the Company, you should report the matter immediately to your manager, the Chief Financial Officer, or a member of the audit committee of Evolving Systems’ Board of Directors. Employees may also file a confidential, anonymous complaint with Evolving Systems’ Anonymous Helpline if they have information regarding questionable accounting or auditing matters. There will be no retaliation against Employees who disclose questionable accounting or auditing matters.

10.6    Employment Policies

Evolving Systems expects that all relationships among persons in the workplace will be business- like and free of unlawful bias, prejudice and harassment. Evolving Systems strives to comply with federal and state law relating to equal employment opportunity without discrimination or harassment on the basis of race, color, national origin, religion, sex, age, disability, or any other status protected by law. Evolving Systems' Non-Discrimination Policy and Anti-Harassment Policy is contained in our Employee Handbook.

It is Evolving Systems’ policy to comply with all applicable wage and hour laws and other statutes regulating the employer-employee relationship and the workplace environment.

No Employee may interfere with or retaliate against another Employee who seeks to invoke his or her rights under the laws governing labor and employee relations. If any Employee has any questions about these laws or Evolving Systems’ policies governing employee matters, he or she should consult the Employee Handbook or contact Evolving Systems’ Compliance Officer or the Legal Department.

There are laws and regulations intended to safeguard against safety and health hazards.   For that reason, and to protect the safety of all Employees and others, you and other persons who are present at Evolving Systems’ facilities are required to follow carefully all safety instructions and procedures that the Company adopts. Questions about possible health and safety hazards at Evolving Systems’ facilities should be directed immediately to your manager or to the Compliance Officer.

10.7    Computer, E-mail and Internet Policies

Every Employee is responsible for using the Company’s computer system, including, without limitation, its electronic mail (e-mail) system and the Internet (collectively, the "Information Systems"), properly and in accordance with Evolving Systems’ policies. Evolving Systems’ Information Systems Policy is contained in the Employee Handbook. Any questions about these policies should be addressed to your immediate manager, the Legal Department, or Evolving Systems’ Compliance Officer. Employees and Directors should be aware of, among other matters, the following:

Evolving Systems, Inc., 9800 Pyramid Court, Suite 400, Englewood, Colorado 80112 USA	www.evolving.com	P a g e | 11 o f 1 6

10.7.1    The Information System Is Company Property

The computers that Employees are provided or have access to for work and the E-mail system available to Employees and Directors are the property of Evolving Systems and have been provided for use in conducting Company business.

All communications and information transmitted by, received from, created or stored in its Information Systems (whether through word processing programs, E-Mail, the Internet or otherwise) are Company records and property of the Company.

10.7.2    Professional Use of Computer System Required; Other Policies Apply

Employees are reminded to be courteous to other users of its Information Systems and always to conduct themselves in a professional manner. Evolving Systems’ policies against discrimination and harassment (sexual or otherwise) apply fully to the Company's Information Systems, and any violation of those policies is grounds for discipline up to and including termination.

10.7.3    Offensive and Inappropriate Material; Illegal Activities

Evolving Systems’ policies prohibit using the Company's Information Systems to send or receive messages or files that are illegal, sexually explicit, abusive, offensive or profane.

10.8    Document Retention

The space available for the storage of Company documents, both on paper and electronic, is limited. Therefore, periodic discarding of documents is necessary. On the other hand, there are legal requirements that certain records be retained for specific periods of time. The Company has adopted a Records Retention Policy and document retention schedule. Before disposing of documents, Employees should review the Company’s Records Retention Policy, consult with their manager, the Legal Department, or Evolving Systems’ Compliance Officer so that a judgment can be made as to the likelihood that the documents will be needed.

Whenever it becomes apparent that documents of any type will be required in connection with a lawsuit or government investigation, all possibly relevant documents should be preserved, and ordinary disposal or alteration of documents pertaining to the subjects of the litigation or investigation should be immediately suspended. If you are uncertain whether documents under your control should be preserved because they might relate to a lawsuit or investigation, you should contact the Legal Department or Evolving Systems’ Compliance Officer.

11    Disclosure

Each director or Employee involved in the Company’s disclosure process, including the Chief Executive Officer and the Chief Financial Officer, is required to be familiar with and comply with the Company’s

Evolving Systems, Inc., 9800 Pyramid Court, Suite 400, Englewood, Colorado 80112 USA	www.evolving.com	P a g e | 12 o f 1 6

disclosure controls and procedures and internal control over financial reporting, to the extent relevant to his or her area of responsibility, so that the Company’s public reports and documents filed with the Securities and Exchange Commission (“SEC”) comply in all material respects with the applicable federal securities laws and SEC rules. In addition, each such person having direct or supervisory authority regarding these SEC filings or the Company’s other public communications concerning its general business, results, financial condition and prospects should, to the extent appropriate within his or her area of responsibility, consult with other Company officers and Employees and take other appropriate steps regarding these disclosures with the goal of making full, fair, accurate, timely and understandable disclosure.

Each Director and Employee who is involved in the Company’s disclosure process must:

•    Familiarize himself or herself with the disclosure requirements applicable to the Company as well as the business and financial operations of the Company;

•    Not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company’s independent auditors, governmental regulators and self-regulatory organizations;

•    Properly review and critically analyze proposed disclosure for accuracy and completeness, or, where appropriate, delegate this task to others.

Only certain individuals are authorized to represent the Company to the press or investors. All inquiries of this nature should be directed to the Chairman of the Board, the Chief Executive Officer, or the Chief Financial Officer.

12    Political Involvement and Contributions

No Company funds may be given directly to political candidates. You may, however, engage in political activities with your own resources and on your own time.

13    Reporting Suspected Non-Compliance and Using Our Anonymous Helpline

13.1    General Policy

To assist in the administration of this Code, Evolving Systems has established the position of Compliance Officer. As part of its commitment to ethical and legal conduct, Evolving Systems expects its Employees and Directors to bring to the attention of the Compliance Officer, or to any of the people he or she designates, information about suspected violations of this Code or law by any Evolving Systems’ Employee, Director or agent.   Employees who have information about suspected improper accounting or auditing matters should bring it to the attention of the Chief Executive Officer, Evolving Systems’ Compliance Officer, and/or a member of the Board of Directors, or submit an anonymous complaint via Evolving Systems’ Anonymous Helpline. Employees are required to come forward with any such information, without regard to the identity or position of the suspected offender. To the extent reasonably possible, Evolving Systems will treat the reported information in a confidential manner (consistent with appropriate evaluation and investigation) and will seek to ensure that no acts of

Evolving Systems, Inc., 9800 Pyramid Court, Suite 400, Englewood, Colorado 80112 USA	www.evolving.com	P a g e | 13 o f 1 6

retribution or retaliation will be taken against anyone for making a report or for participating in good faith in the investigation.

Because failure to report criminal activity can itself be understood to condone the crime, we emphasize the importance of reporting. Failure to report knowledge of wrongdoing may result in disciplinary action against those who fail to report the improper conduct.

13.2    Complaint Procedure

Information or complaints about known or suspected violations of this Code or any law by any Employee or Director of Evolving Systems should be reported promptly. Whenever practical, an Employee can report a violation to Evolving Systems’ Compliance Officer, either by contacting the Compliance Officer by phone or in writing or by using Evolving Systems’ Anonymous Helpline.

Our Anonymous Helpline: Evolving Systems’ Anonymous Helpline is available 24 hours a day, 7 days a week, 365 days a year.

To report an issue or concern or to voice a comment or suggestion to management you can:

•    Leave a voicemail message on +1 303 802 1040.

You have the option to identify yourself, if you choose, or to submit your issue or concern on an anonymous basis. Your message will be retrieved by a member of the Legal Department.

You may also send a letter to the Compliance Officer or to the Board of Directors at Evolving Systems, Inc., 9800 Pyramid Court, Suite 400, Englewood, Colorado 80112. Letters may be submitted anonymously if you desire to do so.

As a reminder, issues that should be reported may include, but are not limited to:

•    Accounting and auditing practices;

•    Conflicts of interest;

•    Harassment or discrimination;

•    Gifts and gratuities;

•    Copyright issues;

•    Unlicensed Software;

•    Employment issues;

•    Retaliation;

•    Theft;

•    Safety;

•    Improper use of Company property;

•    Falsifying reports;

•    Workplace violence;

•    Drug/Alcohol use;

•    Securities and Insider trading; or

•    Disclosure of Trade Secrets or confidential information.

Evolving Systems, Inc., 9800 Pyramid Court, Suite 400, Englewood, Colorado 80112 USA	www.evolving.com	P a g e | 14 o f 1 6

Of course, you may also report issues or concerns or voice comments and suggestions in person to your manager, or to any member of the Legal Department.

13.2.1    Investigations

Reports of violations will be investigated under the direction of the Board of Directors, if the violation involves a financial or accounting matter, or under the Compliance Officer's supervision, as he or she finds appropriate. Employees are required to cooperate fully in the investigation of reported violations.

13.2.2    Confidentiality

The Board of Directors and the Compliance Officer will not, to the extent practical and appropriate under the circumstances to protect the privacy of the persons involved, disclose the identity of anyone who reports a suspected violation or who participates in the investigation. Employees should be aware that the Board of Directors and the Compliance Officer, and those assisting him or her, are obligated to act in the best interests of the Company, and do not act as personal representatives or lawyers for employees.

13.2.3    Protection Against Retaliation

No individual who in good faith raises an ethical question or concern or voices a comment or suggestion will be subjected to retaliation of any kind. Retaliation in any form against an individual who reports a violation of this Code or of any law, even if the report is mistaken, or who assists in the investigation of a reported violation, is itself a serious violation of our Code of Conduct.

Acts of retaliation should be reported immediately and will be disciplined appropriately. Anyone who is found to have retaliated against an employee who reports or questions suspected unethical or illegal behavior will be subjected to disciplinary action, up to and including termination.

14    Waivers

Under appropriate circumstances, Evolving Systems may waive application of the Code to certain otherwise prohibited conduct. A waiver must be requested in advance and in writing, and the request must describe the contemplated conduct for which the waiver is sought and why a waiver would be appropriate under the circumstances.

If you are a Director or Officer of the Company, a waiver request must be directed to the Board of Directors. The waiver may be granted only by a vote of the Board of Directors following a determination that a waiver is appropriate under the circumstances. The reasons for granting the waiver must be recorded in the minutes of the meeting at which it was granted, and the waiver must be accompanied by appropriate controls designed to protect the Company.

If you are not a Director or Officer, a waiver request must be directed to Evolving Systems’ Compliance Officer. The waiver may be granted only following a determination by the Compliance Officer that the

Evolving Systems, Inc., 9800 Pyramid Court, Suite 400, Englewood, Colorado 80112 USA	www.evolving.com	P a g e | 15 o f 1 6

waiver is appropriate under the circumstances and accompanied by appropriate controls designed to protect the Company.

Evolving Systems will post on its Company website for a period of at least 12 months a description of any changes to, or amendments or waivers of, this Code applicable to Directors or Officers. Implicit waivers due to inaction by Company management with respect to reported or known Code violations shall be similarly disclosed.

15    Conclusion

Each Employee and Director is responsible for safeguarding and promoting the Company’s ethics and business reputation. Of course, doing the right thing in the right way is not always easy. Many situations will involve subtleties and complexities that lead to difficult choices, and there is not always a clear-cut answer. When in doubt, take a step back to ask yourself whether the situation feels right, and consider whether the action contemplated would withstand scrutiny. If necessary, take another careful look at this Code for guidance and seek advice from your immediate manager, a member of senior management, the Legal Department, or Evolving Systems’ Compliance Officer. Your actions should not have even the appearance of impropriety. You should feel comfortable that your actions would not embarrass you, your colleagues or the Company’s stockholders should your actions become public.

This Code will be posted on Evolving Systems’ internal website and the Company’s external website at www.evolving.com and will be filed in the Company’s publicly filed documents, if required by SEC or NASDAQ regulations.

Evolving Systems, Inc., 9800 Pyramid Court, Suite 400, Englewood, Colorado 80112 USA	www.evolving.com	P a g e | 16 o f 1 6